Exhibit 3.47

CERTIFICATE OF FORMATION

OF

PNK (ST. LOUIS RE), LLC,

a Delaware limited liability company

This Certificate of Formation of PNK (ST. LOUIS RE), LLC is being duly executed and filed by the undersigned, as an authorized person, for the purpose of forming a limited liability company pursuant to the Delaware Limited Liability Company Act.

FIRST: The name of the limited liability company is PNK (ST. LOUIS RE), LLC

SECOND: The address of its registered office in the State of Delaware is 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808, County of New Castle. The name of its registered agent at such address is Corporation Service Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of PNK (ST. LOUIS RE), LLC this 8th day of August, 2005.

/s/ John A. Godfrey
John A. Godfrey, Authorized Person